                                                                    Exhibit 99.4

                                  CERTIFICATION
            Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002


I, Richard R. Godfrey, certify regarding this amendment No.1 on Form 40-F/A of the section entitled "Disclosure Controls and Procedures" and the inclusion of an Explanatory Note on Interest of Experts of the annual report of Breakwater Resources Ltd. for fiscal year ended December 31, 2004 (the Form "40-F/A") that:

1.      I have reviewed this Form 40-F/A of Breakwater Resources Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

/s/ Richard R. Godfrey
------------------------------
Chief Financial Officer

Date: March 30, 2006